UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Potash Corporation of Saskatchewan Inc.
(Name of Subject Company)

Potash Corporation of Saskatchewan Inc.
(Name of Persons Filing Statement)

Common Shares, no par value
(Title of Class of Securities)

73755L107
(CUSIP Number of Class of Securities)

William J. Doyle
President and Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South, Suite 500
Saskatoon, Saskatchewan, Canada S7K 7G3
(306) 933-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Robert A. Profusek Philip S. Stamatakos Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	William Braithwaite Stikeman Elliott 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to the offer (the “BHP Offer”) by BHP Billiton Development 2 (Canada) Limited (“BHP”), a corporation organized under the laws of Canada and a wholly owned indirect subsidiary of BHP Billiton Plc, to purchase all of the issued and outstanding common shares, no par value (the “Common Shares”), of Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada (“PotashCorp” or the “Company”), together with the associated common stock purchase rights. In connection with the BHP Offer, the Company’s Board of Directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to the Company’s shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

The BHP Offer is described in the Tender Offer Statement on Schedule TO, dated August 20, 2010 (as amended or supplemented from time to time, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) and in the related Offer to Purchase and Circular, dated August 20, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) and Notice of Guaranteed Delivery (as amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”). The information herein relating to BHP and the BHP Offer has been derived from the Offer Documents. The Company does not assume any responsibility for the accuracy or completeness of such information.

Item 1.	Subject Company Information.

(a) The name of the subject company is Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada. The address of the Company’s principal executive offices is 122 — 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, and the telephone number at such offices is (306) 933-8500.

(b) The class of equity securities to which this Statement relates is the Company’s common shares, no par value. As of August 23, 2010, 296,904,455 Common Shares were issued and outstanding. As of August 23, 2010, there were 12,170,024 options to purchase Common Shares outstanding under the Company’s stock option plans.

Item 2.	Identity and Background of Filing Person.

(a) The filing person is the subject company. The name, business address and telephone number of the Company are set forth under Item 1 above, which information is incorporated herein by reference.

(d) This Statement relates to the BHP Offer, which is described in the Offer Documents. Upon the terms and subject to the conditions set forth in the Offer Documents, BHP is offering to purchase all of the issued and outstanding Common Shares at a purchase price of US$130 per Common Share.

According to the Offer Documents, BHP’s registered office is located at 550 Burrard Street, Vancouver, BC Canada V6C 0A3, and its telephone number at such registered office is (604) 631-3131.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(d) The information set forth in the Directors’ Circular under the headings “Ownership of Securities of PotashCorp”, “Issuances of Securities of PotashCorp”, “Arrangements between PotashCorp and its Directors and Officers”, “Ownership of Securities of BHP”, “Interest of Directors and Officers in Material Transactions of the Offeror” and “Schedule D — Issuances of Securities of PotashCorp” is incorporated herein by reference. In addition, the information set forth on pages 5 through 19 (“Board of Directors”), page 29 (“Equity Compensation Plan Information”); pages 36 through 70 (“Compensation”); and page 72 (“Directors’ and Officers’ Liability Insurance”) of the Company’s Management Proxy Circular, dated February 19, 2010, which was sent to the Company’s shareholders in connection with the Company’s 2010 Annual Meeting of Shareholders, is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate BHP Offer”, “Summary — Directors’ Recommendation”, “Summary — Rejection of the BHP Offer”, “Directors’ Recommendation”, “Conclusion and Recommendation”, “Rejection of the BHP Offer”, “Background to the BHP Offer and Response of PotashCorp” and “How to Withdraw Your Deposited Common Shares” is incorporated herein by reference.

(b)	Reasons for the Recommendation.

The information set forth in the Directors’ Circular under the headings “ Questions and Answers about the Inadequate BHP Offer”, “Summary — Reasons for the Recommendation”, “Analysis and Reasons for the PotashCorp Board’s Conclusion and Recommendation”, “Background to the BHP Offer and Response of PotashCorp” and “Opinions of the Financial Advisors” is incorporated herein by reference.

(c)	Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, no director, executive officer, affiliate or subsidiary of the Company intends to tender any Common Shares held of record or beneficially owned by such person pursuant to the BHP Offer. The information set forth in the Directors’ Circular under the headings “Summary — Intention of Directors and Officers with respect to the BHP Offer” and “Intention of Directors and Officers with respect to the BHP Offer” is incorporated herein by reference.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Directors’ Circular under the headings “Background to the BHP Offer and Response of PotashCorp”, “Opinions of the Financial Advisors” and “Persons or Assets Employed, Compensated or Used” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

(b) Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Common Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. The information set forth in the Directors’ Circular under the headings “Trading in Securities of PotashCorp”, “Issuances of Securities of PotashCorp” and “Schedule D — Issuances of Securities of PotashCorp” is incorporated herein by reference.

Item 7.	Purpose of the Transaction and Plans or Proposals.

(d) The information set forth in the Directors’ Circular under the headings “Background to the BHP Offer and Response of PotashCorp”, “Other Transactions” and “Other Information — Shareholder Rights Plan and Issuance of Share Purchase Rights” is incorporated herein by reference.

Item 8.	Additional Information.

(b) The information set forth in the Directors’ Circular under the headings “Forward-Looking Statements”, “Use of Certain Non-GAAP Measures”, “Availability of Disclosure Documents”, “Opinions of the Financial Advisors”, “Material Changes in the Affairs of PotashCorp”, “Regulatory Matters”, “Other Information”, “Statutory Rights”, “Schedule A — Opinion of Merrill Lynch Canada Inc.”, “Schedule B — Opinion of Goldman, Sachs & Co.”, and “Schedule C — Opinion of RBC Capital Markets” is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Directors’ Circular, dated August 23, 2010.

(a)(2)	News release issued by PotashCorp on August 17, 2010 (incorporated by reference to Exhibit 99.1 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 18, 2010).

(a)(3)	PotashCorp investor presentation (incorporated by reference to Exhibit 99.2 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 18, 2010).

(a)(4)	Transcript of PotashCorp conference call held on August 17, 2010 (incorporated by reference to Exhibit 99.3 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 18, 2010).

(a)(5)	Statement, dated August 20, 2010, issued by PotashCorp (incorporated by reference to Exhibit 99.1 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 20, 2010).

(a)(6)	Letter to PotashCorp employees (incorporated by reference to Exhibit 99.2 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 20, 2010).

(a)(7)	Letter to PotashCorp shareholders, dated August 23, 2010.

(a)(8)	News release issued by PotashCorp on August 23, 2010.

(e)(1)	Excerpts from PotashCorp’s Management Proxy Circular dated February 19, 2010 relating to PotashCorp’s 2010 Annual Meeting of Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POTASH CORPORATION OF
SASKATCHEWAN INC.

By:	/s/ Joseph Podwika
Name:     Joseph Podwika

Title:	Senior Vice President, General Counsel
and Secretary

Dated: August 23, 2010

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)	Directors’ Circular, dated August 23, 2010.

(a)(2)	News release issued by PotashCorp on August 17, 2010 (incorporated by reference to Exhibit 99.1 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 18, 2010).

(a)(3)	PotashCorp investor presentation (incorporated by reference to Exhibit 99.2 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 18, 2010).

(a)(4)	Transcript of PotashCorp conference call held on August 17, 2010 (incorporated by reference to Exhibit 99.3 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 18, 2010).

(a)(5)	Statement, dated August 20, 2010, issued by PotashCorp (incorporated by reference to Exhibit 99.1 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 20, 2010).

(a)(6)	Letter to PotashCorp employees (incorporated by reference to Exhibit 99.2 of PotashCorp’s Schedule 14D-9C filed with the SEC on August 20, 2010).

(a)(7)	Letter to PotashCorp shareholders, dated August 23, 2010.

(a)(8)	News release issued by PotashCorp on August 23, 2010.

(e)(1)	Excerpts from PotashCorp’s Management Proxy Circular dated February 19, 2010 relating to PotashCorp’s 2010 Annual Meeting of Shareholders.